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02 AUG -6 AM 12: 18

# Kamps AG

02049089

SUPPL

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

August 02nd , 2002

**Rule 12g3-2(b) - File No. 82-4793**

Dear Ms. Kung:

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

Dunja Dittmar
Kamps AG

dlo 8/7

Enclosure

**Kamps AG**
Prinzenallee 11
40549 Düsseldorf
Telefon (0211) 530634-0
Telefax (0211) 530634-34
E-Mail info@kamps.de
Internet www.kamps.de

Aufsichtsratsvorsitzender:
Dr. Georg F. Baur

Vorstand:
Heiner Kamps, Vorsitzender
Arent Fock
Werner Herterich
Wolfgang Kröger
Hiltrud Seggewiß

Sitz der Gesellschaft:
Düsseldorf

Amtsgericht Düsseldorf;
HRB 35429

Bankverbindung:
Commerzbank AG
BLZ 300 400 00
Konto 7 506 744

Kamps AG

## Press release

### Kamps increases sales slightly in first half, earnings lower due to extraordinary costs

Duesseldorf, 02nd August 2002. Kamps AG will not reach previous year's results in the first half of 2002.

Despite a difficult retail environment and the disposal of some operational subsidiaries, Kamps was able to increase group sales slightly and had higher revenues compared to the previous year. Kamps will also show positive operating earnings for the first half. For the first half of 2002, higher operating costs in the retail bakeries segment and extraordinary costs (the latter resulting from the refinancing and the takeover by the Italian Barilla Group) will reduce EBIT and net profit versus the comparable period of the last year.

Full results for the first half year will be reported on August 21, 2002.